15025043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Westchester Avenue
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schum — (914) 816-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AP 3/4

AP 3/19

OATH OR AFFIRMATION

I Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELLE HAVEN INVESTMENTS, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TIFFANY A MANSFIELD
Notary Public - State of New York
No. 01-MA6218197
Qualified in Dutchess County
My Commission Exp. 03/01/ 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Westchester Avenue
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schum — (914) 816-4621 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELLE HAVEN INVESTMENTS, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ANGELA G. BELVEDERE
Notary Public, State of New York
No. 01BE5075112
Qualified in Westchester County
Commission Expires March 24, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	868,131
Receivable from clearing broker, net		993,152
Management fees receivable		1,773,254
Securities owned, at fair value		672,160
Furniture, equipment and leasehold improvements, net		139,502
Prepaid Expenses		186,005
Other assets		27,689
Total assets	$	4,659,893
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	359,603
Bank payable	$	134,531
Payable to sub-advisors		42,807
Accrued expenses and other liabilities		1,260,798
Total liabilities		1,797,739
Partners' capital		2,862,154
Total liabilities and partners' capital	$	4,659,893

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition
Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Management fee receivables are periodically evaluated for collectibility on past credit histories with customers. Changes in the estimated collectibility of receivables are recorded in the results of operations. At December 31, 2014, management fees receivables were $1,795,783.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities
Securities are carried at fair value. Unrealized gains or losses are reflected in principal transactions revenues.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions

should be recognized, measured, presented, and disclosed in the financial statements. Management has concluded that there is no impact on the Company's financial statements as a result of these standards. The tax years that remain subject to examination by taxing authorities are 2011, 2012, and 2013.

Accrued Expenses and Other Liabilities
Bonus accruals are combined with other accrued expenses and other liabilities.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distributions of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the distribution of net income.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less.

3. Securities

At December 31, 2014, securities consist of trading and investment securities, at fair value as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 202,340	$ (359,603)
Corporate debt	2,519	-
Corporate stocks	67,301	-
	$ 272,160	$ (359,603)
Nonmarketable securities	$ 406,119	

4. Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2014.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$ 202,340	$ -	$ 202,340	$ -
Corporate and other debt	2,519	-	2,519	-
Corporate stocks	67,301	67,301	-	
Total	$ 272,160	$ 67,301	$ 204,859	$ -
Nonmarketable securities	$ 406,119	$ -	$ -	$ 406,119
Securities sold, not yet purchased:				
State and municipal obligations	$ (359,603)	$ -	$ (359,603)	$ -

State and Municipal Obligations
The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

Non Marketable Securities
The Company has invested directly in two corporate stocks, a Limited Partnership which invests in only one stock and a Limited liability company which also invests in only one stock. The Company estimates fair value to approximate cost, in the absence of readily ascertainable market values.

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2014:

	Non-Marketable Securities
Beginning balance, January 1, 2014	$ 252,600
Purchases	147,400
Unrealized appreciation	6,119
Ending balance, December 31, 2014	$ 406,119

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$6,119

It is the policy of the Company to recognize transfers between levels at year end. As of December 31, 2014, securities amounting to $0 were transferred into level 1 from level 2, and $0 were transferred into level 2 from level 1, due to changes in the observability of significant inputs.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	305,912
Leasehold improvements		49,547
		355,459
Accumulated depreciation and amortization		(215,957)
	$	139,502

6. Receivable from Clearing Broker

The receivable from clearing broker, net consists of the following:

Receivable from clearing broker	$	887,771
Deposits with clearing broker		100,000
Transactions not yet due for settlement, net		5,381
	$	993,152

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2014, the Company had net capital, as defined, of $273,185, which exceeded its required net capital of $100,000 by $173,185. At December 31, 2014, the Company had aggregate indebtedness of $1,463,136. The ratio of aggregate indebtedness to net capital was 5.36 to 1.

8. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company (a) has been named co-defendant in an arbitration proceeding, which involves claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. The ultimate outcome of the foregoing arbitration proceedings cannot be predicted with certainty. In the opinion of management, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

Lease Obligations
The Company is obligated under non-cancelable operating lease agreements for its office premises. As of January 29, 2008, the Company entered into a lease for its office premises that expires on May 31, 2015, and provides for a renewal option for one five-year term. Upon execution of the lease, the Company paid $23,880 as a security deposit, which is included in other assets. The Company has signed a new operating lease for its office premises with a term of seven years commencing in the second quarter of 2015. The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance.

The Company is obligated under two non-cancelable motor vehicle lease agreements which expire on January 9, 2016 and December 1, 2017.

Future minimum annual rental payments are as follows:

Year Ending December 31		
2015	$	254,580
2016		240,780
2017		240,074
2018		222,216
2019		225,762
Thereafter		540,174

9. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

11. Related Party Transactions

The Company has entered into an agreement with Belle Haven Aggressive Muni, LP (the "Partnership"), an affiliated entity, to provide certain investment management services to the Partnership. In exchange for services provided, the Company receives a quarterly management fee from the Partnership equal to approximately 1.25% annually of its capital account, payable quarterly. For the year ended December 31, 2014, the management fees totaled $117,833, of which $31,120 was receivable at December 31, 2014.

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Partners of
Belle Haven Investments LP

We have audited the accompanying statement of financial condition of Belle Haven Investments LP as of December 31, 2014. This financial statement is the responsibility of Belle Haven Investments LP's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Belle Haven Investments LP as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

Woodbury, New York
February 27, 2015

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The Company's Statement of Financial Condition as of December 31, 2014 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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